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PRESS RELEASE

    CONTACT:  GARY A. GIOVANNETTI
    PRESIDENT AND CHIEF EXECUTIVE OFFICER

CO-STEEL INC. TO ACQUIRE NEW JERSEY STEEL CORPORATION

    SAYREVILLE, NEW JERSEY -- November 21, 1997, -- Co-Steel Inc. (C:CEI) and New Jersey Steel Corporation (NASDAQ:NJST) announced today that they have entered into a definitive tender offer agreement providing for the acquisition of NJST by Co-Steel. Pursuant to the tender offer, Co-Steel is offering to pay $23.00 in cash for each share of NJST common stock tendered.

    Under the terms of the tender offer agreement, Von Roll Holding AG, the holder of 60.2% of the outstanding shares of NJSCO, has agreed to tender the 3,561,500 shares of NJST common stock owned by it to Co-Steel in response to the offer.

    New Jersey Steel Corporation's Board of Directors unanimously approved the transaction and recommended it to the shareholders. A Board spokesperson stated that this sale represents the culmination of a turnaround effort spanning several years. After the Company made a commitment to remain in New Jersey, it expended some $65,000,000 on a new Consteel manufacturing process, and other capital improvements, revamped the senior management and substantially improved productivity and financial results, before accepting the present purchase offer.

    Following the tender offer, there will be a merger of a wholly owned subsidiary of Co-Steel, with and into NJST and any remaining NJST Common Stock will be converted into the right to receive $23.00 per share.

    The offer is subject to certain conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. This transaction is expected to close in early January, 1998.

    Co-Steel is one of the world's largest mini-mill steel producers with current annual capacity of 3.4 million tons of finished steel. With plants in Canada, the United States and Europe, Co-Steel manufactures and markets a wide variety of steel products used principally in the construction, automotive, appliance, machinery and equipment industries. Co-Steel's common shares are listed on the Toronto Stock Exchange and the Montreal Exchange. NJST owns and operates a mini-mill in Sayreville, New Jersey, producing steel products. The principal product manufactured by NJST's mill is rebar, which is used in the construction industry. NJST's common stock is listed on the NASDAQ National Market System.